

# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

9 October 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
    Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 8 October 2009, re: Dealings in Securities by a Principal Officer outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c.  Ms Violet Pagan -    The Bank of New York
                          ADR Department
                          101 Barclay Street, 22W
                          New York
                          NY 10286



# General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on 08/10/2009 05:40:38 PM
Reference No LI-091008-52907

**Submitting Investment Bank/Advisor (if applicable)**

**Submitting Secretarial Firm (if applicable)**

| | |
|---|---|
| **Company name *** | LION INDUSTRIES CORPORATION BERHAD |
| **Stock name *** | LIONIND |
| **Stock code *** | 4235 |
| **Contact person *** | Wong Phooi Lin |
| **Designation *** | Secretary |

**Type ***  ● Announcement ○ Reply to query

**Subject :***  Dealings in Securities by a Principal Officer outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

**Contents :-***
*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Dealings | Average Consideration per Share (RM) | Number of Shares Sold | % of Issued Share Capital |
|---|---|---|---|---|
| Cheng Sin Yeng | 8.10.2009 | 1.50 | 16,200 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

..............................................................................
Secretary

0 8 OCT 2009